Filed by Plains All American Pipeline, L.P. (1-14569)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Pacific Energy Partners, L.P. (1-31345)

Commission File No. 333-135712

Questions & Answers

The responses to these Questions & Answers are subject to and contingent upon the successful closing of the merger between Pacific Energy and Plains All American (“PAA”), effective on the closing date, currently targeted to occur in the fourth quarter of 2006.  Any closing date adjustment would automatically revise to the actual closing date in any responses.

These questions and answers are intended to provide general, brief responses to frequently asked questions.  These guidelines do not apply to employees that are subject to a collective bargaining agreement.  If you have any questions, please contact the Pacific Energy Human Resources Department at 1-866-734-4701 or the PAA Human Resources Department at 1-800-564-3036.

EMPLOYMENT & COMPENSATION

Q)                                  Will Pacific Energy employees receive a written job offer from PAA?

A)                                  Yes, Pacific Energy employees will receive a written job offer from PAA.  You will be asked to sign an acknowledgement and return it to the PAA Human Resources Department by a specified date.

Q)                                  When will I be receiving my offer letter from PAA?

A)                                  Offer letters will be mailed no later than two weeks prior to the date of close.

Q)                                  When would I need to accept the offer of employment from PAA?

A)                                  The offer letter will indicate a date on which your response is expected.  It is important that the offer be signed and returned as soon as possible in order to insure that you are set up in the payroll system correctly.

Q)                                  If I am offered a position with PAA, will my job title and salary remain the same?

A)                                  If you are offered employment with PAA, it will be initially at the same job title (except for Officers) and base pay that you are currently at with Pacific Energy.

Q)                                  If I am offered a position with PAA but do not wish to accept, will I be eligible for severance from Pacific Energy?

A)                                  Employees offered positions at locations that require relocation of more than 35 miles from their existing location will be entitled to severance benefits if they decide not to accept the position.  All other job offers that are not accepted will be considered a voluntary termination and the employee will not be entitled to severance benefits.

Q)                                  Do I need to fill out an application form and all new paperwork?

A)                                  Yes.  For a variety of reasons, all new paperwork must be completed.

Q)                                  What if I am terminated within the first year of employment with PAA?

A)                                  Employees (excluding Officers) who are terminated within the first year from the closing date will receive a severance amount equal to what would have been received under the Pacific Energy Severance Plan.

YEARS OF SERVICE

Q)                                  Will PAA recognize my Pacific Energy years of service?

A)                                  Yes.  Your service with Pacific Energy will be recognized by PAA.  For purposes of benefit eligibility and vesting, you will receive credit under PAA Plans for your period of employment with Pacific Energy to the extent such past Pacific Energy service was recognized under the Pacific Energy Plans.  Your service with Pacific Energy will be recognized in the PAA Severance Plan (after you have completed a year of service with PAA).

BENEFITS

Q)                                  What will happen to my accrued and unused vacation?

A)                                  Vacation is earned and accrued at the end of each month according to the length of continuous service with the Company.  When you become a PAA employee, your accrued and unused vacation with Pacific Energy will be transferred to PAA.  If you terminate with PAA and have not used this transferred accrued and unused vacation, PAA will pay out your vacation on your termination date according to its payroll processing schedule.  If you have used more vacation than you have accrued at Pacific Energy, as of your termination date, the negative vacation balance will transfer to PAA.

Q)                                  How will my vacation be handled?  If I am currently accruing 5 weeks, will I continue to accrue at 5 or 4 weeks?

A)                                  Vacation benefits will accrue at the same rate up to 10 years of service.  The maximum allowed vacation accrual for PAA employees is 4 weeks of vacation.  Those employees that currently accrue on a 5 week basis will have their accrual rate adjusted effective the date of the closing.

Q)                                  I have planned vacation around the time of the targeted closing date.  If I accept an offer from PAA, will I need to report to work on the first day to become a PAA employee?

A)                                  If you accept an offer of employment from PAA, you should discuss your vacation plans with management prior to taking the time off.

Q)                                  What if I am currently out on approved Medical Leave and do not anticipate my return by the date of closing?

A)                                  Pacific Energy employees who are out from work on an approved medical leave on the closing date will become PAA employees.  The PAA offer of employment applies to employees who are released from medical leave to return to work within one year from the closing date.

Q)                                  If I accept a position with PAA, will my deductibles and out-of-pocket limits under the PAA Medical and Dental start over with the beginning of my employment with PAA?

A)                                  PAA has agreed to recognize amounts applied toward 2006 deductibles and out-of-pocket maximums in the Pacific Energy Medical and Dental Plans toward satisfying deductibles and out-of-pocket maximums under the PAA Plans provided that the employee furnish the last Explanation of Benefits issued under the Pacific Energy Plan with the first claim filed under the PAA Plan.

Q)                                  May I continue my medical, dental and vision insurance plans that I have now with Pacific Energy after my employment with Pacific Energy is terminated?

A)                                  No. Employees who become PAA employees, on the first date of employment with PAA, will be eligible to participate in the PAA medical, dental, vision and flexible spending account plans.  Employees that terminate will be entitled to continuation of coverage under COBRA.

Q)                                  What will I need to do with current mail order prescriptions that I have under the Pacific Energy Plan?

A)                                  Prescriptions under the Pacific Energy plan will not transfer to the PAA benefit plans.  You will be required to obtain a new prescription from your physician and complete a Medco mail order form, which will be included in your Employee Folder.  It is recommended to obtain a 30 day prescription from your physician to have filled while your mail order prescription is being processed.

Q)                                  What medical and dental plans does PAA have?

A)                                  PAA has a Preferred Provider Organization (PPO) for the medical plan.  The majority of employees will be covered under the United Healthcare Choice Plus PPO.  An insurance identification card will be provided to the employee soon after the closing date.

The PAA dental and prescription plans are included with the medical election.  Employees may elect to see any dentist.

Q)                                  How can I find out if my Doctor is in the PAA medical plan?

A)                                  Employees may review the UHC website at www.uhc.com.  Select the Choice Plus plan.

Q)                                  When will my medical, dental and vision benefits begin?

A)                                  Medical, dental and vision coverage will begin on the employee’s first day of employment with PAA if the necessary enrollment forms are completed and submitted.

Q)                                  Are Orthodontia benefits covered under the PAA Dental Plan?

A)                                  Orthodontia is not covered under the dental plan; however, employees may expense their cost through the Medical Reimbursement Flexible Spending Account.

Q)                                  What will happen to my Flexible Spending Accounts after the closing date?

A)                                  2006 flexible spending account claims will continue to be honored.  However, it has not been decided whether the claim will be paid by the current provider or by PAA’s third party administrator.

Q)                                  Does PAA have a pre-tax Flexible Spending Account Plan?

A)                                  Yes.  Employees may contribute to a Dependent Care Account (maximum $2,500 single or $5,000 married per calendar year) and up to $10,000 to a Medical Reimbursement Account.

Q)                                  Do I need to complete claim forms to be reimbursed on PAA’s flexible spending accounts?

A)                                  For any dependent care reimbursement, a claim form is required. There will be a claim form in the Employee Information Folder that will be mailed soon after the closing date.

If you elect to participate in the Medical Reimbursement Account, once your medical or dental claim is processed through the Claims Administrator, you will automatically be reimbursed for any out of pocket expenses (i.e. Office co-pay or deductible).  Checks will be mailed directly to your home.

Any other expenses under the Medical Reimbursement Account such as prescription receipts, orthodontia expenses or other bills that would not be reimbursed under the PAA medical/dental plan will require a claim form.

Q)                                  What about my life insurance Plans?

A)                                  There are no options to continue the Pacific Energy Company-paid and employee-paid Life and AD&D coverage.  However, as an employee of PAA you would have company-paid life insurance and accidental death and dismemberment (AD&D) insurance as well as the option to purchase optional employee, spouse and dependent life insurance beginning on your first day of employment.

Q)                                  What happens to my long-term disability (LTD) coverage?

A)                                  Your LTD coverage ends on your termination date with Pacific Energy and cannot be converted to an individual policy.

Note:   On the first day of employment with PAA, employees will automatically be covered for LTD at no cost to the employee unless they are out of work due to an approved medical leave of absence in which case they will become covered upon their return to active duty

Q)                                  I currently participate in the Pacific Energy Savings Plan – what will happen to my contributions?

A)                                  All Pacific Energy Savings Plan contributions will end as of your termination date.  You will be eligible to join the PAA 401k (Savings) Plan immediately if you have 1,000 hours of service with Pacific Energy.

Q)                                  What are my options for the loan I have in the Pacific Energy Savings Plan and can I rollover my investments into the PAA 401k (Savings) Plan?

A)                                  It depends on whether the existing Savings Plan is terminated or whether PAA assumes the responsibility for the plan and merges it into the PAA 401k (Savings) Plan.  That determination has not been finalized at this point.  If the current Pacific Energy Plan is terminated you would have the option of rolling your funds into another qualified plan such as the PAA 401k (Savings) Plan, an IRA or taking a distribution.  If you roll your funds into the PAA 401k (Savings) Plan you may also have the option of rolling your loan over as well.  If the plans are merged your loans and the funds in your investments will automatically be transferred into the PAA 401k (Savings) Plan and you would have the option of making new investment elections.

Q)                                  If I elect to receive a distribution from the Pacific Energy Savings Plan and I am under 59 ½ years of age, will I have to pay the 10 percent early withdrawal penalty on the taxable portion?

A)                                  Check with your tax advisor in deciding what course of action to follow regarding a distribution.  The 10% penalty generally applies to any distribution or withdrawal from a tax qualified pension plan received before age 59 ½.  In addition, the amount of your distribution becomes taxable as ordinary income.  The 10% tax penalty does not apply if you rollover the distribution to another qualified plan or IRA.

Q)                                  What is the pre-tax limit that I can contribute in the PAA 401k (Savings) Plan?

A)                                  Employees may contribute pre-tax from 1% to 50% of their annual salary up to the IRS maximum for 2006 of $15,000.

Q)                                  Will Pacific Energy contributions be counted towards the 2006 IRS maximum ($15,000)?

A)                                  Yes.  Employees may not contribute more than $15,000 even if employed by another company.  You should be careful to select a percentage deduction in the PAA 401k (Savings) Plan that will not go over $15,000 when combined with your year to date Pacific Energy contributions.

Q)                                  Does PAA have a company match in the PAA 401k (Savings) Plan?

A)                                  The company matches at 100%, dollar for dollar, up to six percent of pay, subject to IRS maximums.

Q)                                  Does the PAA 401k (Savings) Plan have an after-tax provision?

A)                                  No. You may not contribute any after-tax contributions to the Plan.

Q)                                  Does PAA have a catch-up provision in their PAA 401k (Savings) Plan?

A)                                  Yes.  Employees whose pretax contributions equal the IRS maximum annual deferral and are age 50 years old or will turn age 50 by the end of the year are eligible to contribute an additional $5,000 to the PAA 401k (Savings) Plan in 2006.

Q)                                  What are the investment funds in the PAA 401k (Savings) Plan?

A)                                  The PAA 401k (Savings) Plan has 21 funds to choose from.  A 401k Packet will be included with your new hire/benefit enrollment paperwork with detailed information on each investment option.

Q)                                  Will I receive credit for my years of service for vesting purposes with the PAA 401k (Savings) Plan?

A)                                  Yes.  You will receive credit for your years of service with Pacific Energy.  Employees with over 5 years of service will be 100% vested in the PAA 401k (Savings) Plan.

Q)                                  Does PAA have an Employee Assistance Program?

A)                                  No.

Q)                                  Does PAA have an Education Reimbursement Program?

A)                                  Yes.  Employees may be eligible for Education Reimbursement up to a maximum of $5,250 per calendar year.

Q)                                  Will the number of sick days I receive change?

A)                                  Yes. You will receive 80 hours of sick pay each year (drivers receive 100).  The sick pay that you do not use each year is rolled into an “Extended Illness Bank” (EIB) to a maximum of 520 and 1,300 for drivers.  You will initially be credited a beginning balance in your EIB of 120 hours.

Q)                                  What is the number of Holidays that PAA offers?  What is the schedule of Holidays for 2006?

A)                                  PAA offers 10 holidays per year including one floating (personal) holiday:

New Year’s Day	Thanksgiving
Good Friday	Day after Thanksgiving
Memorial Day	Christmas Eve
July 4th	Christmas Day
Labor Day	One floating (personal) holiday

Q)                                  Does PAA have a Service Award Program? Will our service with Pacific Energy be recognized under the PAA Service Award Program?

A)                                  Your service with Pacific Energy will be recognized for the PAA Service Award Program.   Employees that reach their 5 year, 10 year, 15 year anniversary, etc. for each 5 year increment will automatically be mailed a brochure to select their gift.

PAYROLL

Q)                                  Will I need to submit a timesheet?

A)                                  Yes.  All employees are required to submit a timesheet each pay period.

Q)                                  Will my direct deposit banking instruction transfer to PAA?

A)                                  No.  PAA will not be able to honor your current Pacific Energy direct deposit authorization without receiving written authorization from the employee.  PAA Human Resources/Payroll Department will be requesting you to complete PAA forms for authorization to deposit into your bank account.

Note:               Your first check from PAA could be a direct deposit or live check depending upon receipt of your direct deposit authorization form.

Q)                                  How will I report my time worked and absences as a PAA employee?

A)                                  PAA’s timesheets (Exempt & Non-Exempt) along with appropriate instructions will be distributed via email to all employees.

Q)                                  Will payroll deductions for child support, etc. be transferred from Pacific Energy to PAA?

A)                                  Yes.  Payroll deductions for child support will be transferred per court instructions.

OTHER

Q)                                  If I have any questions, who should I contact at PAA?

A)	Benefits:	Lynne Johnson	713.646.4117

	Payroll:	Pat Hudson	713.646.4118

	New Hire paperwork:	Angie Tredway	713.646.4113

Investor Notice

Plains All American Pipeline, L.P. has filed with the Securities and Exchange Commission a registration statement on Form S-4 (as the same may be supplemented or amended, Registration No. 333-135712) containing a preliminary joint proxy statement/prospectus of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and other documents in relation to this transaction. Investors and security holders are urged to read carefully these documents when they become available because they will contain important information regarding Plains All American Pipeline, L.P., Pacific Energy Partners, L.P. and the merger.  A definitive joint proxy statement/prospectus will (when finalized) be sent to security holders of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. seeking their approval of the transactions contemplated by the merger agreement.  Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents containing information about Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P., without charge, at the SEC’s website at www.sec.gov.  Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective partnerships as follows: Information regarding Plains All American Pipeline can be obtained by contacting its investor relations department at 713-646-4100 or by accessing its website at www.paalp.com, and information regarding Pacific Energy Partners can be obtained by contacting its investor relations department at 562-728-2871 or by accessing its website at www.PacificEnergy.com .

Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and the officers and directors of the respective general partners of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Plains All American Pipeline, L.P.’s and Pacific Energy Partners, L.P.’s respective Annual Reports on Form 10-K and Form 10-K/A filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward Looking Statements

Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s current expectations and estimates; actual results may differ materially due to certain risks and uncertainties.  Although PAA believes that such expectations reflected in such forward-looking statements are reasonable, it cannot give assurances that such expectations will prove to be correct. For instance, although PAA and Pacific Energy have signed a merger agreement, there is no assurance that they will complete the proposed merger.  The merger agreement will terminate if PAA and Pacific Energy do not receive the necessary approval of their unitholders, and also may be terminated if the parties fail to satisfy other conditions to closing.  Other risks and uncertainties that may affect actual results include, among other things, PAA’s failure to successfully integrate the respective business operations upon completion of the merger, the success of our risk management activities; environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves; maintenance of our credit rating and ability to receive open credit from our suppliers and trade counterparties; abrupt or severe declines or interruptions in outer continental shelf production located offshore California and transported on our pipeline system; declines in volumes shipped on the Basin Pipeline, Capline Pipeline and our other pipelines by us and third party shippers; the availability of adequate third party production volumes for transportation and marketing in the areas in which we operate; demand for natural gas or various grades of crude oil and resulting changes in pricing conditions or transmission throughput requirements; fluctuations in refinery capacity in areas supplied by our transmission lines; the availability of, and our ability to consummate, acquisition or combination opportunities; our access to capital to fund additional acquisitions and our ability to obtain debt or equity financing on satisfactory terms; successful integration and future performance of acquired assets or businesses and the risks associated with operating in lines of business that are distinct and separate from our historical operations; unanticipated changes in crude oil market structure and volatility (or lack thereof); the impact of current and future laws, rulings and governmental regulations; the effects of competition; continued creditworthiness of, and performance by, counterparties; interruptions in service and fluctuations in rates of third party pipelines; increased costs or lack of availability of insurance; fluctuations in the debt and equity markets, including the price of our units at the time of vesting under our Long-Term Incentive Plans; the currency exchange rate of the Canadian dollar; the impact of crude oil and natural gas price fluctuations; shortages or cost increases of power supplies, materials or labor; weather interference with business operations or project construction; general economic, market or business conditions; and other factors and uncertainties inherent in the marketing, transportation, terminalling, gathering and storage of crude oil and liquefied petroleum gas discussed in the Partnership’s filings with the Securities and Exchange Commission.